Exhibit n

HEWITT SERIES TRUST

on behalf of

Hewitt Money Market Fund

Multiple Class Plan Pursuant to Rule 18f-3

May 1, 2005

This Multiple Class Plan (the “Plan”) was adopted by the Board of Trustees of Hewitt Series Trust (the “Trust”) pursuant to Rule 18f-3 under the Investment Company Act of 1940 (the “Act”). Each class of shares of the Hewitt Money Market Fund (the “Fund”), a series of the Trust, will have the same relative rights and privileges and be subject to the same fees and expenses, except as set forth below. The Board of Trustees of the Trust may determine in the future that other distribution arrangements, allocations of expenses (whether ordinary or extraordinary) or services to be provided to a class of shares are appropriate and amend this Plan accordingly without the approval of shareholders of any class.

Article I.	Administrative Class Shares

Administrative Class Shares are sold at net asset value, subject to the minimum purchase requirements as set forth in the Trust’s prospectus and are sold without the imposition of a sales charge. Administrative Class Shares are subject to a shareholder servicing fee calculated as a stated percentage of the average daily net assets attributable to Administrative Class shares under the Trust’s Shareholder Servicing Agreement as set forth in such Shareholder Servicing Agreement. The Administrative Class Shareholders of the Fund have exclusive voting rights, if any, with respect to any matter that separately affects that class or as required by applicable law. Transfer agency fees, expenses related to transfer agency activities and state and federal registration fees applicable to Administrative Class Shares are allocated to Administrative Class Shares. Administrative Class Shares shall be entitled to the shareholder services set forth from time to time in the Fund’s prospectus and/or Statement of Additional Information. The Administrative Class Shares are also subject to an administrative services fee calculated as a stated percentage of the average net assets attributable to Administrative Class Shares under the Trust’s Amended and Restated Administration Agreement.

Article II.	Institutional Class Shares

Institutional Class Shares are sold by the Fund at net asset value per share without the imposition of a sales charge. The Institutional Class Shareholders of the Fund have exclusive voting rights, if any, with respect to any matter that separately affects that class or as required by applicable law. Transfer agency fees, expenses related to transfer agency activities and state and federal registration fees applicable to Institutional Class Shares are allocated to Institutional Class Shares. The Institutional Class Shares are also subject to an administrative services fee calculated as a stated percentage of the average daily net assets attributable to Institutional Class Shares under the Trust’s Amended and Restated Administration Agreement.

Institutional Class Shares of the Fund will be sold directly by the Fund only to institutional investors that are recordkeeping clients of Hewitt Associates LLC or its affiliates, such as defined contribution plans, defined benefit plans and executive deferred compensation plans. The minimum initial and subsequent minimum investments will be specified from time to time in the Fund’s prospectus.

Article III.	Redemption in Kind

Shares of any class may be redeemed in kind subject to the requirements of Rule 18f-1 under the Act and subject to any further restriction or prohibition under any state blue sky law.

Article IV.	Dividends and Other Distributions

Dividends and other distributions paid by the Fund to the holders of a class of shares, to the extent paid, will be paid on the same day and at the same time, and will be determined in the same manner and will be in the same amount, except that the amount of the dividends and other distributions declared may be different from those paid to the holders of another class because of a specific class expense and expense waivers or reimbursements.

Distributions of net investment income (“Income Dividends”) of the Fund will be paid pursuant to the settled shares method. Under the settled shares method, dividends are allocated to different classes of shares of the Fund based upon relative net assets, excluding the value of subscription receivables. The settled shares method of allocating income dividends does not apply to capital gain dividends or to unrealized appreciation/depreciation in the Fund. Accordingly, shares of the Fund attributable to subscription receivables participate in capital gain dividends declared by the Fund and participate in unrealized appreciation/depreciation in the Fund. The settled shares method of crediting income dividends shall also apply to any subsequently created Fund of the Trust that pays Income Dividends on a daily basis.

Article V.	Allocation of Expenses; Waivers or Reimbursement of Expense

Expenses described in Articles I and II of this Plan shall be allocated as provided in those Articles. Other expenses shall be allocated among classes in a manner that is fair and equitable. Expenses relating to a Fund generally will be allocated among each class based upon the relative net assets of each class. Expenses relating only to a particular class shall be allocated to that class.

Expenses of a specific class or specific classes of shares may be waived or reimbursed by Hewitt Associates LLC, the Fund’s administrator, or any other provider of services to the Trust.

Article VI.	Approval by Board of Trustees

This Plan shall not take effect until it has been approved by the vote of majority (or whatever greater or lesser percentage may, from time to time, be required under Rule 18f-3 under the Act) of (a) all of the Trustees of the Trust, on behalf of the Fund, and (b) those of the Trustees who are not “interested persons” of the Trust, as such term may be from time to time defined under the Act.

Article VII.	Severability

This Plan is severable as to each Fund. The Board of Trustees may amend this Plan on behalf of one or more Funds, in which case a new Plan would be adopted in respect of any such Fund. In such event, this Plan would remain in full force and effect as to all other Funds.

Article VIII.	Amendments

No material amendment to the Plan shall be effective unless it is approved by the Board of Trustees in the same manner as is provided for approval of this Plan in Article VI.

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